MAIL STOP 3561

October 24, 2006

Mr. Albert Abdoulline
President
Victoria Industries, Inc.
551 Fifth Avenue, Suite 601
New York, NY 10017

> **Re: Victoria Industries, Inc.**
> **Form 10-QSB for the Fiscal Quarter Ended**
> **June 30, 2006**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Filed August 17, 2006**
> **File No. 000-31683**

Dear Mr. Abdoulline:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 19 – Risk Management Policies

1. We reviewed your response to our prior comment three, noting you sold slow moving inventory to Exintra at favorable terms. Please tell us about (i) your return rights on inventory purchased from Exintra, (ii) whether the purchases and sales to Exintra typically relate to the same inventory, (iii) the time period between the purchase of inventory from Exintra and the sale of excess inventory to Exintra, and (iv) the favorable terms (e.g. cost, below cost, cost plus X%, etc.) offered by Exintra. Revise your filing to clarify as necessary.

Exhibit 10.2 – Contract No. YCH-04/888

2. Upon review of Section 1.2 of this contract, it appears the contract is valid for all deliveries through August 1, 2005. As this is a material contract, please file and continue to file any modifications or new agreements as exhibits in accordance with Item 601 of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Notes to Financial Statements

Note 5 – Accounts Receivable

3. We note that 100% of your receivables are due from Yun Chou and are considered fully collectible, thus no provision for bad debts has been recorded. Please revise to include the credit terms of your receivables and your policy for determining past due or delinquency status. Also, provide us with your analysis of why you believe receivables from Yun Chou are fully collectible including a discussion of the payment terms under Section 4.2 (i.e. thirty banking days from the date of delivery) of Contract No. YCH-04/888 (filed as Exhibit 10.2 to Form 10-KSB). Finally, provide us with a definition of "Final Buyer" as referenced in Section 4.2 of the aforementioned contract. To the extent that Yun Chou acts as a distributor for your products, tell us why you believe that it is appropriate to recognize revenue upon shipment rather than the resale of the products by Yun Chou.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies